UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 1-4547 (Unilever N.V.)
A.	Full title of the plan and below: the address of the plan, if different from that of the issuer named below.
GOOD HUMOR – BREYERS SAVINGS PLAN
UNILEVER UNITED STATES, INC.
700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS
UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Good Humor — Breyers Savings Plan		2
TABLE OF CONTENTS

Good Humor — Breyers Savings Plan	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOOD HUMOR – BREYERS SAVINGS PLAN
By:	/s/ Stephen Pass
STEPHEN PASS
DIRECTOR OF BENEFITS
Date: June 27, 2006

Good Humor – Breyers
Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

Good Humor — Breyers Savings Plan
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4–11

Supplemental Schedule (*)

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	12
Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

(*)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Good Humor — Breyers Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Good Humor — Breyers Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 9, 2006

Good Humor — Breyers Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$5,824,180	$4,704,474
Loans to participants	497,761	410,111

Total investments	6,321,941	5,114,585
Liabilities
Administrative expenses payable		115

Total liabilities	—	115

Net assets available for plan benefits	$6,321,941	$5,114,470

The accompanying notes are an integral part of these financial statements.

Good Humor — Breyers Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to net assets attributed to:
Investment income from Plan interest in Unilever United States Inc. Master Trust	$291,303	$306,502
Interest from participant loans	25,840	16,701

Contributions and other additions:
Contributions from participants	642,482	528,027
Contributions from employer	441,905	364,226
Rollover contributions	—	281

Total additions	1,401,530	1,215,737

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	193,071	185,408
Administrative expenses	988	1,316

Total deductions	194,059	186,724

Net additions	1,207,471	1,029,013
Net assets available for plan benefits:
Beginning of year	5,114,470	4,085,457

End of year	$6,321,941	$5,114,470

The accompanying notes are an integral part of these financial statements.

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The Good Humor – Breyers Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (“Unilever US”) are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Eligibility

All employees of Good Humor – Breyers (the “Company”), a division of Conopco, Inc., a subsidiary of Unilever US at the Hagerstown, Maryland plant, represented by the Steelworkers Local 9836 and scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.

Contributions

Plan participants are permitted to make voluntary contributions between 1% and 15% of their eligible compensation to the Plan through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17% of compensation. Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account”. After-tax contributions are deposited in an “after-tax account.” Before-tax contributions are limited to $14,000 and $13,000 for 2005 and 2004, respectively.

The Company matches 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. These contributions are deposited in a “company matching” account.

All contributions are deposited in the Master Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2005 and 2004, there were 381 and 368 participants, respectively, in the Plan.

Vesting

Participants are fully vested in all their contributions to the before-tax and after-tax accounts as well as the earnings thereon. Participants are fully vested in all company matching contributions, therefore there are no forfeitures in the Plan.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account”, including prior plan profit sharing and earnings thereon. Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their “after-tax account” and the eligible portion of their vested before-tax account based on plan

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship. Upon attainment of age 59-1/2, participants may withdraw all or part of their “before-tax account,” “after-tax account” and “company matching account.”

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $1,000 ($5,000 prior to March 28, 2005) at termination may elect to leave their account balances in the Plan until they attain age 70-1/2 at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $1,000 ($5,000 prior to March 28, 2005) will be subject to an involuntary distribution.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:
•	The PRIMCO Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2005 and 2004 for the contracts range from 3.74% to 6.99% and 1.99% to 6.99%, respectively. The average crediting interest rates at December 31, 2005 and 2004 for the contracts are 4.78% and 4.56%, respectively.

•	The NTGI-QM Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 index.

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The PIMCO Total Return Fund Institutional Class is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. This fund maintains an average portfolio duration of three to six years.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of domestic and foreign issuers.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks of small companies.

•	The primary objective of the NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund is to approximate the risk and the return characteristics of the Russell 1000 Value Index.

•	The Fidelity Select International Equity Portfolio may invest in all types of securities (which may be denominated in foreign currencies) including common stock, shares issued by closed-end investment companies, securities convertible into common stock, and depository receipts for these securities: the portfolio may also invest in any type or quality of debt securities. The portfolio expects to invest most of its assets in securities of companies located in developed countries in these general geographic areas: the Americas (other than the United States), the

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Far East and Pacific Basin, and Europe. Such investments include all types of small capitalization equity securities, fixed income, and derivative transactions.
Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting, in conformity with accounting standards generally accepted in the United States of America.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of Savings Plan for Union Employees of Unilever and Unicare Savings Plan for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income less distributions and allocated expenses. Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the investment income for Plan interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses and the unrealized appreciation (depreciation) from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets as of December 31, 2005 and 2004.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Master Trust

The Master Trust comprises the assets of the Unicare Savings Plan, Savings Plan for Union Employees of Unilever and Good Humor-Breyers Savings Plan, affiliated plans of Unilever US. The “Unicare Savings Plan” comprises approximately 91.5% and 91.6%, respectively, of the investments held by the Master Trust as of December 31, 2005 and 2004. The Plan has an undivided interest in certain assets of the Master Trust and sole interests in other assets of the Master Trust. Certain investment assets of the Master Trust and related earnings are allocated to the Plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust. On an overall basis, the Plan has a less than 1% interest in the investments of the Master Trust as of December 31, 2005 and 2004.

The Plan’s approximate share of investments held by the Master Trust at December 31, 2005 and 2004 were as follows:

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004
Short-Term Investment Fund	0.4%	0.3%
Mutual Funds	0.2%	0.2%
Commingled Funds	0.4%	0.3%
Guaranteed Investment Contracts	0.0%	0.3%
Synthetic Guaranteed Investment Contracts	0.4%	0.3%
Unilever N.V. Stock Fund	1.2%	1.1%
As of December 31, 2005 and 2004, the financial position of the Master Trust was as follows:

	2005	2004
Investments at fair value
Mutual funds	$699,533,333	$970,167,233

Commingled funds	527,528,924	220,062,987

Guaranteed investments contracts	—	13,424,977

Synthetic guaranteed investment contracts	430,190,771	441,598,756

Unilever N.V. stock fund	42,933,848	43,046,229

Short-term Investment Fund	12,918,141	16,906,150

	$1,713,105,017	$1,705,206,332

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
The following presents investments that represent five percent or more of the Master Trust’s net assets for the years ended December 31, 2005 and 2004:

	2005	2004
AMVESCAP National Trust Company Pooled Stable Value Fund	$229,563,302	$220,061,248
Fidelity Magellan Fund, 1,489,615 and 1,717,842 shares, respectively	158,554,637	178,294,838
PIMCO Total Return Institutional Fund, 9,083,446 and 9,724,749 shares, respectively	95,376,186	103,763,070
Harbor Capital Appreciation Fund, 2,854,733 and 3,165,776 shares, respectively	93,235,578	90,762,806
NTGI-QM Equity Index Fund, 15,277,640 and 17,289,062 shares, respectively	163,929,076	176,867,102
Fidelity Contrafund, 1,569,541 and 1,243,020 shares, respectively	101,643,495	70,528,959	*
Synthetic Guaranteed Investment Contract JP Morgan Chase Contract # 441619-Z	91,882,395	91,397,547
Synthetic Guaranteed Investment Contract State Street Bank and Trust Company Contract #103108	90,894,335	91,388,570
Synthetic Guaranteed Investment Contract Bank of America Contract #99-052	86,314,906	82,067,555	*

*	Less than 5%
The investment income of the Master Trust net assets for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Net appreciation (depreciation) in fair value of investments
Mutual funds	$31,027,278	$44,728,247
Commingled funds	18,868,593	27,412,101
Unilever N.V. stock	1,420,101	1,054,213

Net appreciation (depreciation)	51,315,972	73,194,561

Interest	31,743,638	31,384,667
Dividends	30,345,793	19,105,870

Total investment gain/(loss)	$113,405,403	$123,685,098

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value, except benefit-responsive investment contracts held in the PRIMCO Interest Income Fund, that are valued at contract value. Investments in

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
mutual and commingled funds are valued at the net asset value of shares held at year end. Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments. The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts, with various third party financial institutions. These benefit-responsive investment contracts are held through the PRIMCO Interest Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $430 million and $442 million at December 31, 2005 and 2004, respectively. Included in the contract values of the synthetic GICs are $1.4 million and $12.0 million at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts are less than the value of the underlying assets. Fully benefit-responsive investment contracts are reported at contract value, which approximates fair value.

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Management intends to adopt the FSP for the plan year ending December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to enhance financial statement presentation and disclosure requirements including the following:
•	Benefit-responsive investment contracts and investments in bank collective investment funds that hold benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The

Good Humor — Breyers Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.
5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Master Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Good Humor — Breyers Savings Plan
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
	(a) Lessor or Similar Party	or Maturity Value	(d) Cost**	Value
	Investment in Master Trust			$5,824,180
*	Participants’ Loans	Interest rates ranging from 5.0% to 9.0% and with maturities through 2010		497,761

				$6,321,941

*	Denotes a party-in-interest to the Plan

**	Not applicable

INDEX OF EXHIBITS

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm